Exhibit 99.1

February 21, 2012	News Release 12-04

SILVER STANDARD TO ANNOUNCE FOURTH QUARTER AND YEAR-ENDED 2011 CONSOLIDATED FINANCIAL RESULTS MARCH 12, 2012

VANCOUVER, B.C. -- Silver Standard Resources Inc. (“Silver Standard”) (NASDAQ: SSRI, TSX: SSO) announces the date for the fourth quarter and year-ended December 31, 2011 consolidated financial results release and conference call with the investment community. Investors, media and the public are invited to listen to the conference call.

●	Fourth Quarter and Year-Ended December 31, 2011 Consolidated Financial Results News Release will be issued before market open Monday, March 12, 2012.

●	Conference Call and Webcast: Monday, March 12, 2012, at 11:00 a.m. ET.

	Toll-free in North America:	(888) 429-4600
	All other callers:	(970) 315-0481
	Webcast:	http://ir.silverstandard.com/events.cfm

●	The call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:

	Toll-free in North America:	(855) 859-2056, replay conference ID 50297550
	All other callers:	(404) 537-3406, replay conference ID 50297550

SOURCE: Silver Standard Resources Inc.

To receive Silver Standard’s news releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

For further information contact:

Michael McDonald
Manager, Business Development
N.A. toll-free: (888) 338-0046
Telephone: (604) 484-8216
E-mail: invest@silverstandard.com

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of the release of financial results, development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.